BUTTERFIELD NAMES NEW GROUP HEAD OF TRUST,
ANNOUNCES MANAGEMENT APPOINTMENTS

Hamilton, Bermuda and St. Peter Port, Guernsey―28 January 2020: The Bank of N.T. Butterfield & Son Limited (“Butterfield”) (NYSE: NTB | BSX: NTB.BH) today announced the appointment of Jane Pearce as its new Group Head of Trust (subject to regulatory approvals), replacing Bob Moore who is retiring after more than 22 years with the company. Butterfield also announced that Paul Hodgson, formerly Managing Director of Butterfield Trust (Guernsey) Limited, has been appointed to the role of Deputy Group Head of Trust, and Lindsay Ozanne, formerly Deputy Managing Director, has been appointed to the role of Managing Director of Butterfield Trust (Guernsey) Limited.
Ms. Pearce was most recently Regional Managing Director of Vistra’s UK, Ireland and Channel Islands businesses. Prior to joining Vistra in 2015, she held increasingly senior positions at several Jersey-based firms, including EY, Deutsche Bank, Kleinwort Benson, and Ogier. She has been named to the Citywealth Leaders List each of the last five years, and the IFC Powerwomen Top 200 list each year from 2015 to 2019. Ms. Pearce will be based in Guernsey.
As Deputy Group Head, Mr. Hodgson will work closely with Ms. Pearce on the execution of a long-term strategy to continue to enhance the position of Butterfield Trust in the market, the evaluation of new business opportunities and the ongoing development of core product and service capabilities. Mr. Hodgson has been with Butterfield since 2000 and was named Managing Director of Butterfield Trust (Guernsey) Limited in 2003. He has been named one of the Top 20 Leading Trustees in Citywealth’s Leaders List since 2007, and one of eprivateclient’s 50 Most Influential in 2020.
Ms. Ozanne has over 30 years’ experience in trust and fiduciary services. She joined Butterfield in 2016 after over 20 years with RBC in Guernsey. At Butterfield, she has been responsible for the management of the client relationship team and was integral to the successful acquisition and integration of Deutsche Bank’s Global Trust Solutions business in 2018. She was named to the Citywealth IFC Powerwomen Top 200 list in 2017 and 2018.
Michael Collins, Butterfield’s Chairman and Chief Executive Officer, said “I would like to thank Bob for his many contributions to Butterfield in Guernsey and to our Trust businesses internationally. Under his leadership, Butterfield Trust has grown substantially and earned a well-deserved reputation for excellence.

“Working alongside Bob, Paul and Lindsay have been instrumental in the development of Butterfield Trust into the pre-eminent provider of offshore trust services. In their new roles, they will ensure a continuity of our successful approach to business growth, client service and risk management.
“As our new Group Head of Trust, Jane joins a strong and innovative management team; one that shares her vision for the development of our core Trust business and which will benefit from her extensive experience in the field.
“We welcome Jane to Butterfield, and congratulate Paul and Lindsay on their appointments.”
Trust is a core Butterfield Group business and underpins Butterfield’s stature as the world’s leading, independent offshore bank and trust company. Butterfield Trust comprises separately incorporated trust companies in seven key international financial centres, offering international clients and their advisers a wide range of structures and services for the protection and transfer of wealth across generations. Butterfield Trust was named 2018 “Trust Company of the Year (Large Firm)” by the Society of Trust & Estate Practitioners, and Citywealth’s “Trust Company of the Year – Guernsey (2018 and 2019)” and “Trust Company of the Year – Caribbean (2018)” in their annual IFC awards programme.
-ENDS-

BUTTERFIELD and the Wyvern Logos are trade marks or registered trade marks of The Bank of N.T. Butterfield & Son Limited in Bermuda and other countries.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, the successful completion and integration of acquisitions (including the recently closed acquisition of ABN AMRO (Channel Islands) Limited) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http://www.sec.gov. Except otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Media Relations Contact:    Investor Relations Contact:
Mark Johnson     Noah Fields
Vice President, Group Head of Communications  Vice President, Investor Relations
The Bank of N.T. Butterfield & Son Limited   The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624    Phone: (441) 299 3816
Mobile: (441) 524 1025
E-mail: mark.johnson@butterfieldgroup.com  E-mail: noah.fields@butterfieldgroup.com